UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 2017

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

24 West 40th Street, 8th Floor

New York, NY 10018

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On September 1, 2017, Akari Therapeutics, Plc granted stock options to purchase ordinary shares under the Company’s Amended and Restated 2014 Equity Incentive Plan to the following officers and directors of the Company in the following amounts: David Horn Solomon, 26,000,000 Ordinary Shares (equivalent to 260,000 ADSs); Clive Richardson, 4,500,000 Ordinary Shares (equivalent to 45,000 ADSs); Robert M. Shaw, 1,800,000 Ordinary Shares (equivalent to 18,000 ADSs); and Dov Elefant, 500,000 Ordinary Shares (equivalent to 5,000 ADSs). The options have terms of ten years with an exercise price equal to the closing price of the grant date and will vest ratably on an annual basis over four years, beginning on the first anniversary of the grant date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Robert M. Shaw
Name:	Robert M. Shaw
General Counsel & Secretary

Date: September 6, 2017